Contact

www.linkedin.com/in/henrylihn
(LinkedIn)
www.ginlanemedia.com
(Company)

Top Skills

Sales Management
Sales
Social Media

Languages

Spanish

Henry Lihn

Co-Founder, Builder and Advisor
New York, New York, United States

Summary

Henry builds teams for seed stage and series A startups, principally on behalf of investors, and helps companies achieve growth goals (subsequent rounds or acquisition). Henry spent 5 months as Head of Mergers and Acquisitions for Heartland Payment Systems.

Henry's career has centered on business/sales development in the technology and media sectors.
Henry has specialized in building sales teams, or as an entrepreneur building start up companies from zero to profitability, or capital raise events (Series A or buyout).

Henry has worked with, advised and invested in a number of tech start-ups, including BentoBox, 1Build, Proper.Ai, Infinitime, Avvir, Blind Barber, The Wing, PlateIQ, Dash, UrbanStems, Cameo, Partender, Every Screen Media and Confirmed. His portfolio has four acquisitions and over a dozen successfully completed capital events.

Henry was briefly the Head of Mergers and Acquisitions for Heartland Payment Systems, purchasing two early stage companies and creatively financing a third company.

Henry was previously Vice President of Sales at Singleplatform, which provides restaurants with a single online "interface" from which they manage their digital menus throughout the web. He built and led the sales force during the company's first two rounds of financing. Single Platform was sold to Constant Contact for $100 million.

Before joining Single Platform, Henry founded Gin Lane Media, an award-winning digital marketing
agency based in downtown NYC whose clients include Stella McCartney, adidas and Rocawear.

Prior to Gin Lane Media, Henry was a top performing team leader and sales person at Heartland
Payment Systems (pre-IPO). Henry earned multiple performance awards during his tenure at Heartland, including earning their RM Hall Of Fame award.

In his spare time Henry has worked on a number of charity and development projects in third world
countries, working for the office of the President of the Dominican Republic, founding a charity
organization in South Africa, and assisting with aid initiatives in Haiti and Uganda.

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Experience

Better World
Co-Founder
March 2022 - Present (8 months)
New York, New York, United States

Skylight Homes
Growth Advisor
May 2022 - Present (6 months)

Seed Stage Sales and Growth Development
Advisor
March 2012 - Present (10 years 8 months)
New York

Henry has currently been working with, advised and consulted for a number of Seed Stage technology companies since 2012. He provided consulting services directly and via partnerships with a number of Venture Capital Funds, Incubators, and Accelerators . His work during this time has largely been focused on revenue growth through the creation of Growth (Marketing/ Sales/Account Management/Operations) teams with a goal of assisting each company as they progress through different rounds of financing and ultimately exit.

Watson Living
Growth Advisor
January 2022 - September 2022 (9 months)

Latchel
Growth Advisor
December 2021 - May 2022 (6 months)
New York, United States

Motive, Inc.
Co-Founder
October 2020 - March 2022 (1 year 6 months)
New York, United States

CarbonChain
Growth Advisor
November 2020 - December 2021 (1 year 2 months)

(YCom) The CarbonChain platform enables companies in the most polluting industries (metals & mining, oil & gas, agriculture) to track their supply chain greenhouse gas emissions so they can manage their transition to the low-carbon economy.

AirWorks
Interim CRO / Advisor
January 2020 - September 2021 (1 year 9 months)

AirWorks was founded in 2017 by David Morczinek and Adam Kersnowski. Their complementary backgrounds in aerospace engineering and construction led to a combined desire to harness the power of artificial intelligence and machine learning to automate a traditionally stale aerial data processing process.

Headquartered in Boston, AirWorks employs a team of unmatched AI experts, full-stack developers, designers, marketers and civil engineers all working together to redefine what CAD drafting means for firms in the built world.

Proper
Growth Advisor
September 2020 - August 2021 (1 year)

AI backed accounting automation and managed services platform.

With pricing that improves profit margins and expertise that prevents costly mistakes and liabilities, we're proud to deliver more accurate, affordable, and efficient accounting and bookkeeping services for the real estate industry.

Employing a powerful combination of technology and talent, our Fortune 500 level accountants are super-powered with proprietary automation tools that enable us to efficiently and expertly execute end-to-end accounting services for even the most complex portfolios.

1build (YC W20)
Growth Advisor
July 2020 - March 2021 (9 months)

1build uses machine intelligence to convert building blueprints into material shopping lists and cost estimates. It is a critical pain point for 3.2 mln builders in the US.

We are on a mission to create a data-driven approach for humans and algorithms to collaborate on building design and construction.

We were founded by top leaders hailing from technology and AEC industries who are passionate about re-imagining preconstruction from first principles.

Inception Technologies-Home of InfiniTime
Chief Revenue Officer
March 2018 - February 2021 (3 years)

Inception Technologies introduces InfiniTime 7.0 our Time & Attendance solution for large enterprises and growing companies. A robust solution powered by Oracle designed with ease of use in mind and addressing all of your HR and Payroll requirements.

When it comes to Human Capital Management, InfiniTime easily integrates with other applications such as Payroll and HR, providing you with a comprehensive solution to manage the data capture for payroll, ensuring compliance and allowing your organization to focus on increased productivity through our solution.

Heartland Payment Systems
Head of Corporate Development, Mergers and Acquisitions
December 2017 - April 2018 (5 months)

Heartland Payment Systems offers credit and debit card payment processing for small to large businesses. We feature the highest level of payment security with our payment processing solution - Heartland Secure. Today, Heartland delivers credit/debit/prepaid card processing, payroll and payment solutions to more than 300,000 businesses and educational institutions nationwide. Heartland Payment Systems is a Global Payments company.

Tagpop -- now GOODFAIR
Co Founder
June 2016 - March 2018 (1 year 10 months)
New York

Tagpop, now GOODFAIR, is a marketplace network to combat the waste crisis, by selling surplus clothing and incentivizing consumers to donate to charity. The consumer purchases "mystery" items by category, which allows the company to match goods to the consumer at a reduced cost to both parties.

We have game-ified fashion, starting with Vintage tees; for $5 bucks, you have the chance to get varying degrees of quality based on how much you shop AND donate to charities (you can also pay a bit more to guarantee a higher quality shirt).

Launching in January of 2017, Tagpop's app/chat bot, will tell you where the closest charity accepting donations is that you can drop off to, and by winter of 2017, will help you schedule pick up of your goods.

When you donate your clothes to charity using the app, you receive two things:
1. A credit for 1 mystery tee for the Tagpop site which you can only give to friends,
2. An improved rating which increases your chances of getting premium items when you purchase.

At scale this marketplace network can then offer other liquidators, raggers, recyclers, jobbers, brokers, a place to sell goods directly to consumer; bringing an entirely analog $36 billion industry digital.

Maderas Collective
Board Member
March 2013 - January 2017 (3 years 11 months)

A sustainably-minded Boutique resort, and export focused trading company based out of Nicaragua.

Harri
CRO
January 2016 - June 2016 (6 months)
Greater New York City Area

Team Harri are a passionate, skilled group of professionals; determined to revolutionize the world of hospitality recruitment. We are a great balance of professional expertise between the worlds of hospitality and technology. We are absolute foodies, hard-workers and love coming to work every day. Our quickly growing family works out of a cool office space in Noho.

Sverve
Interim CRO
October 2015 - February 2016 (5 months)
New York

Sverve (acquired and now Activate by BlogLovin) is an influencer marketing platform helping to disrupt display media. As the interim CRO I helped the company to determine its best course through its most recent capital raise, acquiring term sheets for investment, strengthen and develop its sales program by garnering sales and LOIs from major agencies, and ultimately an acquisition from an RRE/Lerer/Betworks backed company BlogLovin.

Partender - Food & Bar Inventory. In 15 mins.
Interim CRO
November 2014 - January 2015 (3 months)
Greater New York City Area

Partender is a business tool that reduces the time it takes owners & managers to do bar inventory from a frustrating 6-24 hours to 15 minutes. We do this by digitizing the crazy, archaic paper-pen-clipboard process into a few taps and swipes on iOS. As a result, you can inventory as often as every day/shift to control your bar, catch and eliminate the industry-average 23% shrinkage (inventory loss due to over-pouring, theft, wastage, etc.), and put that money right back in your pocket.
On average, our 99.2%-accurate system adds $4,000 in the first week of implementation, saves $1,200-$5,000/mo thereafter, and improves bottom lines by whole percentages.

After every inventory, Partender instantly emails you your Purchase Orders in MS Excel, which you can forward to your reps and be done with inventory AND ordering in 15 mins.

Cloud-based data analytics online show you what's selling the best/worst, what your dead stock is, and what you're low on, so you never run dry and miss a sale.

Dash Software, LLC.
Chief Revenue Officer
December 2013 - December 2014 (1 year 1 month)

Dash is building new cloud based SaaS technology for the restaurant industry. Our mobile payment product allows patrons to open, view, and pay their bar or restaurant tab directly from their smartphone. By integrating with existing POS hardware, we are able to offer our service to restaurants at a low cost of entry to allow for efficient scaling of the product.

CAMEO
Advisory Board Member, Interim Head of Business Development
March 2013 - March 2014 (1 year 1 month)

Cameo allows you to easily create beautiful short films on your own or with friends.

Download for free at www.cameo.tv/app.

Gild Property Group
Managing Director
May 2012 - February 2013 (10 months)
New York

Gild is based out of New York, with offices in Manhattan and Brooklyn, specializing in residential sales and rentals, as well as commercial rentals for hospitality and retail. GILD Holdings is the companies investment arm which maintains a number of investments in tech, media, hospitality, and real estate.

gopogo, llc
President
October 2011 - May 2012 (8 months)
New York, NY

SinglePlatform
VP of Sales
April 2010 - November 2011 (1 year 8 months)

SinglePlatform provides restaurants one stop to manage their digital presence and gain customers. Restaurants can update specials, events, menus, and more, across SinglePlatform's Publisher Network of review sites, mobile applications, and related local guides, as well as their social media pages, website, and mobile-optimized site. Publishers partnering with SinglePlatform enhance their user experience with real-time local content, increase user acquisition through improved SEO, and add an additional stream of revenue.

Gin Lane Media
CEO
April 2007 - May 2010 (3 years 2 months)

Gin Lane Media is the new model agency blending traditional advertising, marketing, and public relations practices with rising digital techniques, cultural producers, and creative thinking to provide end-to-end brand development to our clients. Gin Lane was born from the exciting combustible energy created by teaming emerging artists, photographers, designers, and thinkers from New York City and the Hamptons with a new generation of marketing and tech savvy young professionals.
Over the course of the past two years, Gin Lane has delivered innovative designs, cutting-edge development concepts, and original marketing strategies for its clients including Rocawear, SeamlessWeb, Allido Records, Universal Music, Justice, Chromeo, Teany Beverages, LOLA New York and many more.

LOLA New York
CEO
March 2007 - December 2008 (1 year 10 months)

Heartland Payment Systems
Territory manager
March 2003 - March 2007 (4 years 1 month)

Outside sales for 5th largest credit card processor in nation
Clients included large organizations developing software solutions for high volume recurring transactions
Awards in production for:
RM Hall of Fame for outstanding production over 2 years and for maintaining client attrition level BELOW company benchmark
Consistently Number 1 sales producer (monthly) in region in 2005, 2006, and 2007
Top recruiter in NYC division, with best overall hires in Region (state)

Successfully acquired and serviced 135 clients in greater Boston Area, 75 in NYC
Received commendation from CEO, and CMO for the writing of POIP --training manual on Processing Over IP for Heartland Service Center (currently used and implemented)

Software Consulting, System/Network Administration, and Web Development Positions

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Education

Boston University
BA, Computer Science, Music · (1998 - 2002)

Boston University
B.A, Computer Science; Software Development, and Modular programming · (1998 - 2002)

Dalton

St Bernards